APPENDIX A-2
EXECUTIVE OFFICERS
AND DIRECTORS OF
SOFTBANK GROUP
CAPITAL LIMITED

Set forth below is a list of directors of SoftBank Group Capital Limited setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Hugh Manahan, a citizen of the United States of America c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	Partner, Co-Head of Strategic Transactions (Legal) of SoftBank Group International (Alternate)	
Stephen Lam, a citizen of the United States of America c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	General Counsel of SoftBank Group International	
Jared Roscoe, a citizen of the United States of America c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	Partner, Deputy General Counsel of SoftBank Group International (Alternate)	
Sarah Taylor, a citizen of the United Kingdom c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	Managing Partner, Global Tax of SoftBank Group International	
Paul Watkins, a citizen of the United Kingdom c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	Partner, Global Tax of SoftBank Group International (Alternate)	
Adam Westhead, a citizen of the United Kingdom c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	Partner, Co-Head of Strategic Transactions (Legal) of SoftBank Group International	